  Exhibit 99.1

Silver Elephant Mining Corp.: Name Change Complete From Prophecy. “ELEF” Commences Trading on TSX on March 19, 2020

Vancouver, British Columbia, March 18, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that it has changed its name to Silver Elephant Mining Corp.

Effective at the start of trading on March 19, 2020, Silver Elephant Mining Corp. will commence trading on the Toronto Stock Exchange under the new symbol “ELEF”.

The Company has made application with FINRA in the US for a symbol change (from “PRPCF”) on the OTCQX and will provide an update as soon as the Company receives approval.

The Company’s new CUSIP Number is CA82770L1094. No further action is required by existing shareholders with respect to the name change. Certificates representing common shares of the Company will not be affected by the name and symbol change and will not need to be exchanged.

Concurrent with the name change, the Company has completed all regulatory filings under the Business Corporations Act (British Columbia), and adopted new Notice of Articles of the Company in connection therewith. A copy of the new Articles is available under the Company's profile at www.sedar.com.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.